SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                  Medical Technology and Innovations, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 5846 2M100
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 15, 1997
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement
   [X].

                       (continued on following pages)

   CUSIP No. 5846 2M100                                        Schedule
   13D


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3)    SEC Use Only


        4)   Source of Funds
                  WC

        5)   Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Item 2(d) or 2(e)      [  ]

        6)   Citizenship or Place of Organization
                  Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

             (7)  Sole Voting Power
                  1,556,928 (See Item 5)

             (8)  Shared Voting Power
                  0

             (9)  Sole Dispositive Power
                  1,556,928 (See Item 5)

             (10) Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,556,928 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

        13)  Percent of Class Represented by Amount in Row (11)
                  9.1% (See Item 5)

        14)  Type of Reporting Person
                  CO

                                SCHEDULE 13D

        ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, no par value ("Common Stock"), of Medical Technology and Innovations, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1428 Brickell Avenue, 8th Floor, Miami, Florida 33131.


        ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by Global Capital Management, Inc., a Delaware corporation ("Global Capital Management"). Global Capital Management manages private investment vehicles. Global Capital Management is the general partner of Global Bermuda Limited Partnership, a Bermuda limited partnership ("Global Bermuda"). The directors and executive officers of Global Capital Management are Richard J. Emmerich, John D. Brandenborg, and Michael J. Frey (the "Directors"), who are principally employed, respectively, as President and Chief Executive Officer, Vice President and Treasurer, and Vice President and Secretary of Global Capital Management. All of the Directors are U.S. citizens.

        The principal office of Global Capital Management is located at 602 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305, which is also the office address of Messrs. Emmerich, Frey and Brandenborg.

        During the last five years, neither Global Capital Management nor any of the Directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting it or him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On July 17, 1996, Global Bermuda acquired 75 shares of the Issuer's Series A Preferred Stock, $100 par value (the "Series A Preferred Stock"), and a warrant to purchase up to 275,229 shares of Common Stock (the "Warrant") for an aggregate price of $750,000, which Global Bermuda paid out of its working capital.

        Global Bermuda subsequently acquired an aggregate of 617,138 shares of Common Stock through conversion of 30 shares of its Series A Preferred Stock.

        On July 1, 1997, Global Bermuda submitted a Notice of Conversion to the Issuer for an additional 15 shares of the Series A Preferred Stock, convertible into 1,021,561 shares of Common Stock (the "New Shares"). The Issuer's Discretionary Redemption Right (as defined in
   Item 5 below) for the New Shares expired on July 15, 1997. However, as of the date of this Schedule 13D, the Issuer has not yet issued the New Shares underlying the converted Series A Preferred Stock.


   ITEM 4.  PURPOSE OF TRANSACTION.

        Global Bermuda acquired the Series A Preferred Stock, the
   Warrant, and the shares of Common Stock referred to in Item 3 for investment purposes.

        Global Capital Management has no present plans or proposals which relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that Global Bermuda may from time to time acquire Common Stock for investment purposes by converting shares of the Series A Preferred Stock, exercising the Warrant, or otherwise, and may from time to time sell shares of Common Stock long or short in the market or in negotiated transactions.


   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of July 15, 1997 and assuming the issuance of the New Shares:

        (a) Global Capital Management was the beneficial owner of an aggregate of 1,556,928 shares of Common Stock of the Issuer (consisting of 260,138 shares of Common Stock (the "Old Shares"), the 1,021,561 New Shares, and 275,229 shares of Common Stock underlying the Warrant). The Issuer's Form 10-QSB for the quarter ended March 31, 1997 stated that as of that date there were 15,826,600 shares of Common Stock outstanding. Based on that number of shares and treating as also being outstanding (i) the New Shares and (ii) the shares of Common Stock underlying Global Bermuda's Warrant, Global Capital Management would be deemed to be the beneficial owner of 9.1% of the Issuer's outstanding Common Stock.

             Global Capital Management disclaims beneficial ownership of the shares of Common Stock underlying the unconverted Series A Preferred Stock. As long as the Conversion Price (defined below) is less than $2.725, a holder's right to convert shares of Series A Preferred Stock is subject to a right on the part of the Issuer to redeem the shares sought to be converted for cash in lieu of allowing conversion (the "Issuer's Discretionary Redemption Right"). The conversion price was less than $2.725 on July 15, 1997 and has remained below $2.725 at all times since that date. Global Bermuda's right to acquire Common Stock by converting shares of Series A Preferred Stock is therefore subject to a substantial condition beyond its control.

             Subject to the Issuer's Discretionary Redemption Right, as of any date (the "Conversion Date"), all or a portion of the Series A Preferred Stock may be converted into the number of shares of Common Stock determined by dividing the stated value of the shares to be converted (plus an amount equal to 8% per annum on the stated value of such shares from the date of issuance of the Series A Preferred Stock) by a conversion price (the "Conversion Price"). The Conversion Price is equal to the lesser of (i) $2.725 and (ii) 85% of the average closing bid price for the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date. Accordingly, the number of shares of Common Stock into which Series A Preferred Stock may be converted, subject to the Issuer's Discretionary Redemption Right, will not be fixed until the Conversion Date.

        (b) Global Capital Management has the sole power to vote and the sole power to dispose of the Old Shares and, upon issuance thereof, the New Shares, and would have the sole power to vote and sole power to dispose of any Common Stock acquired upon exercise of the Warrant.

        (c) No transactions in Common Stock were effected by Global Capital Management during the sixty (60) days prior to the date of this Schedule 13D.

        (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Old Shares, the New Shares or the Warrant.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 herein with respect to securities of the issuer (other than contracts, arrangements, understandings and relationships generally applicable to portfolio securities of Global Bermuda, such as its partnership agreement). There are no contracts, arrangements, understandings or relationships between such persons and any other person with respect to any securities of the Issuer, except for a subscription agreement and ancillary agreements between Global Bermuda and the Issuer entered into in connection with Global Bermuda's acquisition of the Series A Preferred Stock and the Warrant.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        No exhibits are required to be filed as part of this Schedule
   13D.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: July 23, 1997                  GLOBAL CAPITAL MANAGEMENT,



                                        By:  /s/ John D. Brandenborg
                                             -------------------------
                                        Name:     John D. Brandenborg
                                        Title:    Vice-President